SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                 SCHEDULE 13E-3

                                 (RULE 13e-100)

                     RULE 13e-3 TRANSACTION STATEMENT UNDER
              SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934

                               Winter Sports, Inc.
                                (Name of Issuer)

                               Winter Sports, Inc.
                                Charles R. Abell
                               Jerome T. Broussard
                                Brian T. Grattan
                                 Dennis L. Green
                               Charles P. Grenier
                                 Jerry J. James
                                Michael T. Jenson
                                Darrel R. Martin
                               Michael J. Muldown
                                  Michele Reese
                                Jami M. Phillips
                                 Sandra K. Unger
                      (Name of Person(s) Filing Statement)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                    976072108
                      (Cusip Number of Class of Securities)

                                   ----------

                                 Dennis L. Green
                               Winter Sports, Inc.
                                  P.O. Box 1400
                            Whitefish, Montana 59937
                         Telephone Number (406) 862-1900
       (Name, Address and Telephone Number of Person Authorized to Receive
        Notices and Communications on Behalf of Persons Filing Statement)

                                   ----------

                                   Copies To:

                               Marcus J. Williams
                            Davis Wright Tremaine LLP
                               2600 Century Square
                               1501 Fourth Avenue
                                Seattle, WA 98101
                                 (206) 622-3150


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This statement is filed in connection with (check the appropriate box):

a. |X| The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. |_| The filing of a registration statement under the Securities Act of 1933.

c. |_|      A tender offer.

d. |_|      None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |X|

Check the following box if the filing fee is a final amendment reporting the results of the transaction: |_|

                            CALCULATION OF FILING FEE

      TRANSACTION VALUATION*                        AMOUNT OF FILING FEE**
--------------------------------------------------------------------------
             $737,940                                      $147.59

* Estimated maximum price to be paid in lieu of issuance of fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split based on an amount per share equal to the product obtained by multiplying (A) $17.50 by (B) the total number of shares of Common Stock owned by all such stockholders of record in each stockholder's account immediately prior to the Reverse Split.

** Determined pursuant to Rule 0-11(b)(1) by multiplying $737,940 by 1/50 of 1%.

|_| Check Box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $_____________   Filing Party: Winter Sports, Inc.
Form or Registration No.:  Schedule 13E-3   Date Filed: September 30, 2003


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                                  INTRODUCTION

      This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Winter Sports, Inc. ("Winter Sports" or the "Company") pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. The Company is submitting to its stockholders a proposal to approve and adopt a proposal for:

      (a) a one-for-150 reverse stock split of the Company's Common Stock (the "Reverse Split"); and

      (b) a cash payment per share of $17.50 for the currently outstanding Common Stock in lieu of the issuance of any resulting fractional shares of Common Stock to persons who would hold less than one whole share of Common Stock of record in any discrete account after the proposed Reverse Split.

The Reverse Split is upon the terms and subject to the conditions set forth in the Company's Proxy Statement for the Company's Annual Meeting scheduled to be held on October [____], 2003 (the "Annual Meeting"). The Reverse Split requires an amendment to the Company's Articles of Incorporation, as amended. The other purposes of the Annual Meeting are to (1) elect a board of nine directors, (2) ratify the selection of independent accountants, and (3) transact such other business as may properly come before the Annual Meeting.

      The following Cross-Reference Sheet is supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement filed by the Company with the Securities and Exchange Commission ("SEC") on September 30, 2003 (including all annexes and exhibits thereto, the "Proxy Statement") or the Form 10-KSB filed by the Company with the SEC on August 28, 2003 (the "10-KSB"), as amended on September 26, 2003 of the information required to be included in response to the items of this Statement. The information in the Proxy Statement, a copy of which is attached hereto as Exhibit A, and the 10-KSB is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by the provisions of the Proxy Statement and the 10-KSB.

      The filing of this Schedule 13E-3 shall not be construed as an admission by Charles R. Abell, Jerome T. Broussard, Brian T. Grattan, Dennis L. Green, Charles P. Grenier, Jerry J. James, Michael T. Jenson, Darrel R. Martin, Michael
J. Muldown, Michele Reese, Jami M. Phillips or Sandra K. Unger that Winter Sports is "controlled" by or under common "control" with Charles R. Abell, Jerome T. Broussard, Brian T. Grattan, Dennis L. Green, Charles P. Grenier, Jerry J. James, Michael T. Jenson, Darrel R. Martin, Michael J. Muldown, Michele Reese, Jami M. Phillips or Sandra K. Unger, the "Filing Persons".


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ITEM 1. SUMMARY TERM SHEET.

      Reg. M-A 1001

      The information set forth in the Proxy Statement under the caption "SUMMARY OF REVERSE SPLIT" is hereby incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      Reg. M-A 1002

      (a) The information set forth in the Proxy Statement under the caption "INTRODUCTION" is hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Effect of the Reverse Split on Winter Sports" is hereby incorporated herein by reference.

      (c) The information set forth in the 10-KSB under the caption "MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS" is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS" is hereby incorporated herein by reference.

      (e)         Not applicable.

      (f) The information set forth in the 10-KSB under the caption "MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS" is hereby incorporated herein by reference. During the past two years, the following Filing Persons purchased shares of common stock from the Company at the prices and in the amounts listed:

                  --------------------------------------------------------------
                                           NUMBER OF
                  NAME                     SHARES                PRICE PER SHARE
                  --------------------------------------------------------------
                  Charles Abell               1,000                       $12.00
                  --------------------------------------------------------------
                  Jerry James                    50                       $14.50
                  --------------------------------------------------------------
                  Budget Finance(1)          21,775              $14.00 - $18.50
                  --------------------------------------------------------------

                  (1)   Dennis L. Green is president of Budget Finance.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      Reg. M-A 1003(a) through (c)

      (a) The information set forth in the Proxy Statement under the captions "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" and "EXECUTIVE OFFICERS" are hereby incorporated herein by reference.


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                  Each Filing Person's business phone number is (406) 862-1900.
                  Each Filing Person's business address is P.O. Box 1400, Whitefish, Montana 59937.

      (b)         Not applicable.

      (c) The information set forth in the Proxy Statement under the captions "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT," "ITEM 1 - ELECTION OF DIRECTORS - Information About Directors And Nominees For Election," and "EXECUTIVE OFFICERS" are hereby incorporated herein by reference.

ITEM 4. TERMS OF THE TRANSACTION.

      Reg. M-A 1004(a) and (c) through (f)

      (a) The information set forth in the Proxy Statement under the captions "SUMMARY OF REVERSE SPLIT TRANSACTION," "INTRODUCTION," "VOTE REQUIRED," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Reasons for the Reverse Split," and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

      (c)         Not applicable.

      (d) The information set forth in the Proxy Statement under the caption "DISSENTERS' OR APPRAISAL RIGHTS" is hereby incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the caption "FINANCIAL TERMS OF THE TRANSACTION" is hereby incorporated herein by reference.

      (f)         Not applicable.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

      Reg. M-A 1005(a) through (c) and (e)

      (a) The information set forth in the Proxy Statement under the caption "CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS" is hereby incorporated herein by reference.

      (b)         Not applicable.

      (c)         Not applicable.

      (e)         Not applicable.


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ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      Reg. M-A 1006(b) and (c)(1)-(8)

      (b) The fractional shares to be purchased by the Company as part of the Reverse Split will be held in treasury.

      (c) The information set forth in the Proxy Statement under the captions "SUMMARY OF REVERSE SPLIT TRANSACTION," " BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Effect of the Reverse Split on Winter Sports" and " - Conduct of Winter Sports' Business After the Reverse Split" are hereby incorporated herein by reference.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

      Reg. M-A 1013

      (a) The information set forth in the Proxy Statement under the caption "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT -Reasons for the Reverse Split" is hereby incorporated herein by reference.

      (b),(c) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors and Affiliates," "- Structure of the Reverse Split," and "- Effect of the Reverse Split on Winter Sports" are hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the captions "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Effect on Shareholders," "- Effect of the Reverse Split on Winter Sports," "- Effect of the Reverse Split on the Affiliates" and "MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES" are hereby incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

      Reg. M-A 1014

      (a) The information set forth in the Proxy Statement under the captions "SUMMARY OF REVERSE SPLIT TRANSACTION" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors and Affiliates" are hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the caption "VOTE REQUIRED" is hereby incorporated herein by reference.

      (d) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors


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                  Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.

      (e) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors and Affiliates" is hereby incorporated herein by reference.

      (f)         Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

      Reg. M-A 1015

      (a),(b) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors and Affiliates" and "OPINION OF FINANCIAL ADVISOR" are hereby incorporated herein by reference.

      (c) The information set forth in the Proxy Statement under the captions "AVAILABLE INFORMATION" and "ANNEX B" are hereby incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      Reg. M-A 1007

      (a) The information set forth in the Proxy Statement under the caption "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Source of Funds and Financial Effect of the Reverse Split" is hereby incorporated herein by reference.

      (b)         Not applicable.

      (c) The information set forth in the Proxy Statement under the captions "INTRODUCTION" and "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Source of Funds and Financial Effect of the Reverse Split" are hereby incorporated herein by reference.

      (d)         Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      Reg. M-A 1008

      (a) The information set forth in the Proxy Statement under the caption "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" is hereby incorporated herein by reference.


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      (b)         On September 24, 2003, Budget Finance, a 25% shareholder of the Company, sold 50 shares of common stock to Jerry James, a director, for a price of $14.50 per share at the Company's principal office.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

      Reg. M-A 1012(d) and (e)

      (d) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Reasons for the Reverse Split," "- Factors Considered by the Board of Directors and Affiliates," and "SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT" are hereby incorporated herein by reference. Each executive officer, director and affiliate intends to vote in favor of the Reverse Split. None of these persons has any intention to tender or sell any securities of Winter Sports held by such persons. In recommending approval of the Reverse Split, each of these persons specifically adopts the reasoning of Winter Sports' board of directors set forth under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Reasons for the Reverse Split" and "- Factors Considered by the Board of Directors and Affiliates."

      (e) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors and Affiliates," and "ITEM 2 - AMENDMENT OF WINTER SPORTS' ARTICLES OF INCORPORATION, AS AMENDED, TO EFFECT A REVERSE STOCK SPLIT OF WINTER SPORTS' COMMON STOCK" are hereby incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

      Reg. M-A 1010(a) and (b)

      (a) The information set forth in the Proxy Statement under the caption "AVAILABLE INFORMATION" is hereby incorporated herein by reference.

      (b)         Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      Reg. M-A 1009

      (a) The information set forth in the Proxy Statement under the captions "INTRODUCTION," "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT - Factors Considered by the Board of Directors and Affiliates" and "Opinion of Financial Advisor" are hereby incorporated herein by reference.

      (b) The information set forth in the Proxy Statement under the captions "BACKGROUND, PURPOSE, STRUCTURE AND EFFECT OF THE REVERSE SPLIT -Source of Funds


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

                  and Financial Effect of the Reverse Split," "INTRODUCTION" and "OPINION OF FINANCIAL ADVISOR" are hereby incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

      Reg. M-A 1011(b)

      (b) The information set forth in the Proxy Statement, together with the proxy card, is hereby incorporated herein by reference.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS.

      Reg. M-A 1016(a) through (d), (f) and (g)

      (a)         Proxy Statement, together with the proxy card.*

      (b)         Not applicable.

      (c)         Fairness Opinion.**

      (d)         Not applicable.

      (f)         Copy of Dissenters' Rights Statute.***

      (g)         Not applicable.

----------
*     Filed herewith.

** Incorporated by reference to Annex B of Exhibit (A) which is filed herewith.

*** Incorporated by reference to Annex C of Exhibit (A) which is filed herewith

                                   SIGNATURES

After due inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                        WINTER SPORTS, INC.


                                        By:    /s/ Dennis L. Green
                                           -------------------------------------
                                        Name:  Dennis L. Green
                                        Title: Chairman and Acting Executive
                                               Officer
                                        Dated: September 25, 2003


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


                                        By:    /s/ Charles Abell
                                           -------------------------------------
                                        Name:  Charles R. Abell
                                        Dated: September 25, 2003


                                        By:    /s/ Jerome T. Broussard
                                           -------------------------------------
                                        Name:  Jerome T. Broussard
                                        Dated: September 25, 2003


                                        By:    /s/ Brian T. Grattan
                                           -------------------------------------
                                        Name:  Brian T. Grattan
                                        Dated: September 25, 2003


                                        By:    /s/ Dennis L.Green
                                           -------------------------------------
                                        Name:  Dennis L. Green
                                        Dated: September 25, 2003


                                        By:    /s/ Charles P. Grenier
                                           -------------------------------------
                                        Name:  Charles P. Grenier
                                        Dated: September 25, 2003


                                        By:    /s/ Jerry J. James
                                           -------------------------------------
                                        Name:  Jerry J. James
                                        Dated: September 25, 2003


                                        By:    /s/ Michael T. Jenson
                                           -------------------------------------
                                        Name:  Michael T. Jenson
                                        Dated: September 25, 2003


                                        By:    /s/ Darrel R. Martin
                                           -------------------------------------
                                        Name:  Darrel R. Martin
                                        Dated: September 25, 2003


                                        By:    /s/ Michael J. Muldown
                                           -------------------------------------
                                        Name:  Michael J. Muldown
                                        Dated: September 25, 2003


                                        By:    /s/ Michele Reese
                                           -------------------------------------
                                        Name:  Michele Reese
                                        Dated: September 25, 2003


                                        By:    /s/ Jami M. Phillips
                                           -------------------------------------
                                        Name:  Jami M. Phillips
                                        Dated: September 25, 2003


                                        By:    /s/ Sandra K. Unger
                                           -------------------------------------
                                        Name:  Sandra K. Unger
                                        Dated: September 25, 2003


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EXHIBIT INDEX

EXHIBIT     DESCRIPTION
-------     -----------
(a)         Proxy Statement, together with the proxy card.*

(b)         Not applicable.

(c)         Fairness Opinion.**

(d)         Not applicable.

(e)         Not applicable.

(f)         Copy of Dissenters' Rights Statutes.***

(g)         Not applicable.

----------
*     Filed herewith.

** Incorporated by reference to Annex B of Exhibit (A) which is filed herewith.

*** Incorporated by reference to Annex C of Exhibit (A) which is filed herewith


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                                    EXHIBIT A


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